

August 17, 2010

Mr. Jason Kropp
President and Chief Executive Officer
Krossbow Holding Corp.
831-77th Avenue
Edmonton, Alberta
Canada T6P 1S9

> **Re: Krossbow Holding Corp**
> **Amendment No. 2 to Form S-1**
> **Filed August 3, 2010**
> **File No. 333-166786**

Dear Mr. Kropp:

We have reviewed your responses to the comments in our letter dated June 9, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Cover Page

1. We note that in your fee table you have a footnote number in the fourth column of the table. This footnote does not appear at the bottom of the table. Please revise.

2. Please revise your timeline disclosure throughout to provide additional explanation. Specifically, while we note your disclosure in response to our prior comment number 13 your plan to "conduct an offering once effective to do so" is not consistent with the type of offering you are making. This offering document relates solely to the secondary offering you are making and its effectiveness will not allow you to publicly offer securities on a primary basis. Any primary offering of securities by you must be either specifically registered, or subject to a valid exemption from registration. As you have disclosed, you will not realize any proceeds from sales of securities under this registration statement. In addition, please note that you may not use this offering document to solicit interest in a private offering. Please revise or advise.

3. In this regard, revise to highlight in each place where you discuss your proposed timeline, how you expect to raise $300,000 through equity offerings when the present registration statement will create a ready market of secondary shares for sale, for which you will realize no proceeds.

<u>Summary, page 3</u>

4. Please disclose the estimated costs of procuring a buyer in your summary. In this regard, please reconcile your estimated costs on pages 3 and 4 with your estimated costs on page 18.

5. Please reconcile your disclosure that you expect to complete your public offering within 180 days of effectiveness with your cover page disclosure that the offering period will be 2 years.

<u>Risk Factors, page 6</u>

<u>If we are unable to find a suitable buyer for carbon credits our business will fail, page 6</u>

6. Please reconcile your disclosure that you intend to produce and sell to the voluntary market on pages 6 and 20 with your statement on page 25 that you intend to market your product to both the voluntary market and the compliant market.

<u>Selling Shareholders, page 11</u>

7. Please revise so that the share numbers listed for Patricia Kropp here include the shares owned by Jason Kropp and that the shares for Jason Kropp on page 29 include the shares owned by Patricia Kropp. Even though they each disclaim beneficial ownership, they are still deemed to beneficially own each other's shares for disclosure purposes.

<u>Description of Business, page 17</u>

<u>Revenue Generation, page 18</u>

8. Please clarify your disclosure regarding the number of projects that were used to generate the average weighted price per tonne of CO_2 as it is unclear whether the study you reference on page 19 utilized 40 projects or 78 projects.

9. Please provide support for your use of the average weighted price per tonne of CO_2 as a reasonable estimate for the revenue you would receive from a 30 hectare project, as the price per tonne ranged from $1.00 to $50.00 and more weight was given to larger projects.

10. Please provide the title of the article by Matthew McDermott that you reference on page 19.

Markets, page 19

11. Please provide the name and author of the article in Science Daily that you reference on page 19.

Insurance, page 20

12. Please provide an estimated cost of the insurance.

Competition, page 20

13. As requested in previous comment 20, please provide a more detailed description of your competitive position in the industry. For example, please provide additional information about the other companies in your industry and the size of the market.

Plan of Operation, page 23

Develop Website, page 23

14. Please advise as to whether an outside vendor is developing your website. Please file this contract as an exhibit to your registration statement or advise.

Other

15. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

16. Provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Efrossyni Simpson at (202) 551-3346 or Branch Chief Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3346 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via Facsimile: (619) 512-5184
        Karen A. Batcher, Esq.
        Synergen Law Group, APC